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August 22, 2011 VIA EDGAR AND HAND DELIVERY Lyn Shenk Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Pinafore Holdings B.V.
Registration Statement on Form F-4
Filed June 24, 2011
File No. 333-175137

Dear Mr. Shenk:

On behalf of our client, Pinafore Holdings B.V., a Netherlands private company with limited liability (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on June 24, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Ms. Liz Lewzey, the Company’s Vice President, Planning and Reporting, dated July 21, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Tonya Bryan and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 22, 2011

General

1.	Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company acknowledges the Staff’s comments and confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Also, the Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2.	Please revise throughout the prospectus to state as a belief, substantiate or delete the claims you make relating to your leadership position and high quality of your products. For example, please refer you to your disclosure that you “hold the number one position in the markets in which you operate,” you are “the world’s largest manufacturer of power transmission belts,” you are “the leading North American manufacturer of products that are used to distribute, recycle and vent air,” your “portfolio is recognized as representing the highest quality products,” you “have achieved this leadership position by offering high quality products,” you are “globally recognized by your customers as the highest quality power transmission belt brand,” and you are lead “by an experienced management team that implemented a successful and significant restructuring program.”

Response: In response to the Staff’s comment, the Company has revised certain of the statements noted above on pages 1, 4, 7, 9, 58, 114, 115, 117, 122, 123, 126 and 127. Additionally, the Company will supplementally provide the Staff, under separate cover contemporaneously herewith, highlighted copies of the supporting materials upon which the Company relied in connection with the statement “the world’s largest manufacturer of power transmission belts” mentioned above.

In response to the Staff’s comment with respect to the statement “by an experienced management team that implemented a successful and significant restructuring program,” the Company respectfully submits to the Staff that the Company’s Adjusted EBITDA margin has improved 330 basis points between Fiscal 2008 and Fiscal 2010, partly as a result of the Company’s restructuring program. As a consequence of the restructuring program, the Company estimates that it will generate approximately $150 million in annual savings from 2011 onwards.

Prospectus

Disclosure Regarding Forward-Looking Statements, page i

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of

August 22, 2011

the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has revised the disclosure on page i in response to the Staff’s comment to remove references to the safe harbor provided by Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Summary, page 1

Our Company, page 2

4.	We note that you disclose pro forma adjusted EBITDA. For purposes of prominently presenting GAAP measures, please revise to disclose your (loss)/profit.

Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment to disclose its (loss)/profit.

Our Segments, page 2

5.	It appears your table of business groups’ Fiscal 2010 adjusted EBITDA should be labeled as pro forma adjusted EBITDA for Fiscal 2010. Please revise or advise, as appropriate.

Response: The Company has revised the disclosure on page 2 to label the table of business group’s Fiscal 2010 adjusted EBITDA as pro forma adjusted EBITDA.

The Exchange Offer, page 13

6.	Please revise to remove references to interpretations of the staff of the Commission. Also revise throughout the prospectus accordingly.

Response: The Company has revised the disclosure on pages 14, 24 and 142 in response to the Staff’s comment to remove references to interpretations of the Staff.

Risk Factors, page 23

7.	We note your disclosure relating to “additional risk and uncertainties not presently known” to you and their potential impact on your business, financial condition, and results of operations. Please revise to clarify that you have discussed all known material risks.

Response: The Company has revised the disclosure on page 23 in response to the Staff’s comment to remove the disclosure relating to “additional risk and uncertainties not presently known.”

August 22, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 62

8.	When two or more factors are cited to which changes are attributable, please revise to quantify each factor so that readers may understand the magnitude of each. For example, in the discussion of Costs of Sales for 2010 and 2009 you attribute the increase to higher production volumes and accounting for the acquisition, without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Response: The Company has revised Management’s Discussion & Analysis, as far as is practicable, to quantify each factor to which changes are attributable where two or more factors are cited. For example, please see pages 67, 68, 69 and 70.

Analysis by Ongoing Business Segment, page 67

9.	Please revise to discuss actual sales and changes in actual sales during the period in addition to your current discussion of pro forma sales.

Response: The Company respectfully advises the Staff that each segment’s pro forma sales for Fiscal 2010 are equal to the sum of the actual sales for the Predecessor and Successor periods in Fiscal 2010. Please see the disclosure in the first full sentence on page 67. Therefore, the Company believes that, in this case, a separate discussion of actual sales and changes in actual sales would be duplicative and of no additional benefit to investors.

10.	Please revise to quantify and discuss the impact of changes in volume and pricing on sales.

Response: The Company has revised the disclosure in response to the Staff’s comment to quantify the impact of material changes in volume and pricing on its sales. For example, please see pages 67, 68, 69 and 70.

11.	Please consider revising to quantify, discuss, and analyze the changes in costs of sales and other operating expenses for each business segment in addition to your current disclosure, which is made in the context of operating profit/(loss). Please also consider revising to quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent changes in these components had a material impact on reported results.

Response: The Company has revised the disclosure to quantify, discuss and analyze material changes in operating expenses for each business segment. For example, please see pages 67, 68, 69 and 70.

August 22, 2011

The Exchange Offer, page 138

Conditions of the Exchange Offer, page 141

12.	Please revise to state, if true, that your press release will disclose the number of securities tendered as of the date of the press release.

Response: The Company has revised the disclosure on page 145 in response to the Staff’s comment to state that the Company’s press release will disclose the number of securities tendered as of the date of the press release.

Other, page 147

13.	Please revise to state that note holders are encouraged to consult their own tax advisors, rather than stating that they “urged” to consult their financial and tax advisors. In addition, please make a similar revision to the Material U.S. Federal Income Tax Consideration section starting on page 200, where you state that “holders of notes should consult their own tax advisors.”

Response: The Company has revised the disclosure on pages 150 and 203 in response to the Staff’s comment to state that note holders are encouraged to consult their own tax advisors.

Description of Senior Secured Second Lien Notes, page 148

General, page 148

14.	We note your disclosure that you have included a “summary of certain provision of the Indenture, the notes, the Security Documents, the Intercreditor Agreement and the Registration Agreement.” However, the description of the Second Lien Intercreditor Agreement starting on page 151 appears to contain some complete or partial sections of the agreement instead of the summary of these sections. To enhance investors’ understanding of your prospectus, please revise this section to summarize the terms of the applicable agreement instead of citing the agreement’s language.

Response: The Company has revised the disclosure on page 154 in response to the Staff’s comment to summarize the terms of the applicable agreement.

Part II

Indemnification of Directors and Officers, page II-1

15.	We note that in several parts of this section you have copied recited state statutes addressing indemnification of directors and officers. To enhance investors’ understanding of your disclosure, please revise to summarize these statutes instead of citing them. Refer to Item 702 of Regulation S-K.

August 22, 2011

Response: The Company has revised the disclosure in response to the Staff’s comment to summarize these statutes. For example, please see pages II-19 through II-26.

Supplemental Letter Dated June 24, 2011

16.	Please revise your supplemental letter to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters and to conform the language of your current representations to the representations in these no-action letters.

Response: The Company has revised its supplemental letter in response to the Staff’s comment to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters and to conform the language of its current representations to the representations in these no-action letters.

Exhibit 5.1

17.	Please have counsel confirm that it will refile the opinion dated as of the date of effectiveness. In addition, confirm that Exhibits 5.4, 5.6, 5.8, 5.9, 5.10, 5.12, 5.13, 5.15, 5.16, 5.17, 5.18, 5.20, 5.21, and 5.23 will also be refiled as of the date of effectiveness.

Response: Counsel acknowledges the Staff’s comments and confirms that it will refile Exhibits 5.1, 5.4, 5.6, 5.8, 5.9, 5.10, 5.12, 5.13, 5.15, 5.16, 5.17, 5.18, 5.20, 5.21, and 5.23 as of the date of effectiveness.

18.	Please revise to delete assumption (iv), which begins in the last paragraph on page two of the opinion and carries on to page three of the opinion. Additionally, please delete the assumptions in the first full paragraph on page three of the opinion or advise.

Response: Counsel respectfully advises the Staff that it is unable to delete assumption (iv), which begins on the last paragraph on page two of the opinion, in its entirety. However, counsel is able to delete assumptions (iv)(a), (iv)(b), (iv)(c) and (iv)(d).

Counsel is unable to delete the first half of assumption (iv)(e) (“provisions purporting to make a guarantor primarily liable rather than as a surety”). In Chemical Bank v Meltzer, 93 NY2d 296 (1999) the New York Court of Appeals ruled unanimously that a determination of a guarantor’s status depends on the substance of the entire transaction and that language in a guarantee that the obligors were “primary obligors” and “not merely sureties” would not be given effect but rather the transaction needed to be analyzed as an “integrated whole.” Among the factors that convinced the court that the obligors were entitled to the rights of a surety was the fact that the document was called a “guarantee” and the obligors were referred to as “guarantors.” In the Indenture, the guarantors are party to a guarantee (that is contained within the Indenture), and as such given the court’s ruling in Chemical Bank, counsel is unable to delete the assumption in the first half of assumption (iv)(e).

August 22, 2011

Counsel is unable to delete the second half of assumption (iv)(e) (“provisions purporting to waive modifications of any guaranteed obligation to the extent such modification constitutes a novation”). According to N.Y. Jur 2d, Guaranty and Suretyship §207, “[w]here a guarantor consents in advance that his undertaking is not to be impaired by any modification of the principal contract to which the creditor and debtor may agree, the consent extends to any alteration of the main contract which does not amount to a novation.” Under New York law, a novation requires four elements: (1) a previously valid obligation; (2) agreement of all parties to a new contract; (3) extinguishment of the old contract; and (4) a valid new contract. Holland v Fahnestock & Co., 210 F.R.D. 487 (SDNY 2002). As determining whether a modification is a novation is a fact specific inquiry, counsel is not able to opine as to the effectiveness of waiver regarding modification of a guaranteed obligation.

Counsel is unable to delete assumption (iv)(f) as counsel is not able to conclude that the Notes would continue to be enforceable even if terms to which the assumption relate were found invalid.

Counsel has revised Exhibit 5.1 to delete the assumptions in the first full paragraph on page three of the opinion.

Exhibit 5.6

19.	Please have counsel revise to delete Section (e) on page three of the opinion or advise.

Response: Counsel has revised Exhibit 5.6 to delete Section (e) on page 3 of the opinion.

Exhibit 5.9

20.	Please have counsel revise to delete assumptions 2(viii) and 2(ix) or advise.

Response: Counsel has revised Exhibit 5.9 to delete assumptions 2(viii) and 2(ix).

Exhibit 5.10

21.	Please have counsel revise to delete the second sentence in Section 11 of the opinion.

Response: Counsel has revised Exhibit 5.10 to revise the second sentence in Section 11 of the opinion.

Exhibit 5.12

22.	Please have counsel revise to delete Section (c) on the second page of the opinion or advise.

Response: Counsel has revised Exhibit 5.12 to delete Section (c) on the second page of the opinion.

August 22, 2011

Exhibit 5.13

23.	Counsel may limit reliance on its opinion with respect to purpose, but not person. Please have counsel revise Section 4 of its opinion accordingly. Please also revise Exhibits 5.2, 5.3, 5.5, 5.6, 5.7, 5.8, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.19, 5.20, and 5.21 to remove all language that limits reliance on the legal opinions by all persons.

Response: Counsel acknowledges the Staff’s comments and confirms that it has revised Section 4 of its opinion. Counsels have also revised Exhibits 5.2, 5.3, 5.5, 5.6, 5.7, 5.8, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.19, 5.20 and 5.21 to remove all language that limits reliance on the legal opinions by all persons. Exhibits 5.6, 5.10, 5.12, 5.13, 5.14, 5.15, 5.19 and 5.20 have been refiled as exhibits with Amendment No. 1.

24.	Please have counsel revise to delete assumption in Section 1(d) on page six of the opinion.

Response: Counsel has revised Exhibit 5.13 to delete assumption in Section 1(d).

Exhibit 5.14

25.	Please have counsel revise to delete assumption in Section 4.6 of the opinion or advise.

Response: Counsel respectfully advises the Staff that counsel is unable to delete the assumption 4.6, as it must rely on this assumption when opining as to the matters of due execution of the Notes Documents (in clause 5.3 of the opinion) and, with regard to shareholder’s resolutions as part of the due authorization of the German companies (clause 5.2 of the opinion). As a matter of German law, the statement of intent (Willenserklärung) of a person needs to be given in full capacity, otherwise it is generally be considered as void. As a result, if the individual signing the document is in a diminished mental state (i.e.- state of pathological mental disturbance), which prevents his free exercise of will, his execution of the Notes Documents would be void. Whether the signatory is in such a state is a factual matter and not one that counsel is able to opine as to.

Furthermore, a legal act of an individual is voidable (anfechtbar) if it was executed in error (irrtümlich), due to malicious deception (arglistige Täuschung) or threat (Drohung) and it is considered void ab initio if this circumstance was known or ought to be known by the contracting party. As with respect to ascertaining the diminished mental state, this is a factual matter that counsel cannot opine as to.

Exhibit 5.15

26.	Please have counsel revise to delete Sections 4(i), 5(e) and 5(i) of the legal opinion or advise.

August 22, 2011

Response: Counsel respectfully advises the Staff that counsel is unable to delete Sections 4(i), 5(e) and 5(i).

With respect to Section 4(i), counsel has been engaged as special local counsel in respect of the issue of a capacity opinion on certain Dutch entities and has advised in respect of Dutch law questions only. As the opinion solely reflects the position under (mandatory) Dutch law, counsel believes that a non-Dutch court, when sought if this limitation were to be deleted, would have to refer to Dutch law. Counsel, therefore, considers it acceptable that this opinion may only be relied upon under the condition that any issues will be governed by Dutch law and be brought before a court in the Netherlands.

With respect to Section 5(e), under Dutch law, it is not possible to conclusively establish whether an entity has been declared bankrupt since there may be a delay between the declaration of a bankruptcy and its public registration with the relevant registers. As noted in the last part of Section 5(e), counsel performs regular checks on the day of issuance of its opinion, however, this does not give conclusive evidence that no such events have happened.

With respect to Section 5(i), whether a signatory of a Dutch company has a conflict of interest with that company, is a factual question that counsel cannot opine as to.

Exhibit 5.19

27.	Please have counsel revise to delete Sections 1F and 2(iv) of the legal opinion or advise.

Response: Counsel has revised Exhibit 5.19 to delete Sections 1F and 2(iv) of the opinion.

Exhibit 5.20

28.	Please have counsel revise to delete reference to “legal matters” in the last sentence of the third full paragraph in Section 1 of the opinion or advise. Additionally, please have counsel delete assumptions in Sections 2(j), 2(k), 2(m), and 2(o) of the opinion.

Response: Counsel has revised Exhibit 5.20 to delete reference to “legal matters” in the last sentence of the third full paragraph in Section 1 of the opinion. Additionally, counsel has deleted assumptions in Sections 2(j), 2(k), 2(m) and 2(o) of the opinion.

29.	Please have counsel revise the opinion to delete qualifications 4(a) and 4(b) of the opinion.

Response: Counsel has revised Exhibit 5.20 to delete qualifications 4(a) and 4(b) of the opinion.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to

August 22, 2011

contact me at (202) 637-2139 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Patrick H. Shannon, Latham & Watkins LLP

Tonya Bryan